UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FEBRUARY 9, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Synacor, Inc.

File No. 333-178049 - CF# 27800

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Synacor, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on November 18, 2011, as amended.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibits 10.9.1 - 10.9.4	through March 31, 2013
Exhibit 10.10	through June 30, 2013
Exhibits 10.11.1 - 10.11.10	through May 30, 2013
Exhibits 10.11.14 - 10.11.15	through May 30, 2013
Exhibit 10.12	through September 30, 2013
Exhibits 10.13.1 - 10.13.2	through February 28, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief